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                               August 1, 2023

       Charles C. Van Vleet, Jr.
       President and Chief Executive Officer
       Gouverneur Bancorp, Inc./MD/
       42 Church Street
       Gouverneur, New York 13642

                                                        Re: Gouverneur Bancorp,
Inc./MD/
                                                            Amendment No. 1 to
Form S-1 filed July 24, 2023
                                                            File No. 333-272548

       Dear Charles C. Van Vleet:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Pre-Effective Amendment No. 1 to the Form S-1

       Improving our technology platform, page 5

   1. We note your revised disclosure on page 5 and your response to comment 2. Clarify how you will make
investments through your third party core processor. Additionally, discuss your third-party risk
management processes. On page 98 under "Board Leadership and
                                                        the Board   s Role in
Risk Oversight" discuss the Board's role in managing such risks.
       Unaudited Pro Forma Condensed Combined Financial Statements, page B-3

   2. We note your response to comment 9 and revised disclosure on page B-3, and reissue our comment. Please revise
your disclosures to include a more fulsome description as to how you are arriving at the
amounts presented on your pro forma statements of operations as described in your
response, or tell us where this is clearly disclosed. Specifically, we refer to the requirement in
Rule 11-02(c)(3) of Regulation S-X that disclosure must be made of
 Charles C. Van Vleet, Jr.
Gouverneur Bancorp, Inc./MD/
August 1, 2023
Page 2
         the periods combined and of the sales or revenues and income for any periods which were excluded from or included more than once in the condensed pro forma statement of comprehensive income (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period).
Consolidated Statement of Cash Flows, page F-8

3. We note your response to comment 10, which includes a table showing a reconciliation to the cash inflow of $1.9 million during the year ended September 30, 2022 relating to the
         Bank acquisition, net of cash acquired. Please provide us with an explanation and basis, including any reference to authoritative literature, supporting your reconciliation calculation, and presentation of this amount. Alternatively, tell us your consideration to present the cash flow impact as just the merger consideration of $8.4 million, net of cash acquired of $9.5 million.
Note 3 - Acquisition of Citizens Bank of Cape Vincent, page F-24

4. We note your response to comment 11 and related revised disclosures beginning on page
         F-24. It appears that your revised disclosures include a full pro forma balance sheet and full pro forma statements of operations. Please revise to disclose only the supplemental pro forma information required by ASC 805-10-50-2(h)(3). In this regard, we note that the requirement is to disclose the revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.
Exhibit 8.2, page II-2

5. In the final paragraph under "Limitations on Opinion" please clarify why it is "imperative that we be notified" if any facts change since you state in the following sentence that you have no obligation to update for changes in any facts.
Exhibit 99.6, page II-2
FirstName LastNameCharles C. Van Vleet, Jr.
6. Reference is made to "Stock Order Form 2". An investor is not obligated to read the
Comapany    NameGouverneur
       prospectus.            Bancorp,
                   Therefore please     Inc./MD/
                                     remove  the certification that the
investor read any portion of
Augustthe  prospectus
        1, 2023 Page 2including the summary of risk factors.
FirstName LastName
 Charles C. Van Vleet, Jr.
FirstName
GouverneurLastNameCharles  C. Van Vleet, Jr.
            Bancorp, Inc./MD/
Comapany
August     NameGouverneur Bancorp, Inc./MD/
       1, 2023
August
Page 3 1, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-
3847 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-
3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance